Exhibit 1.01
Blonder Tongue Laboratories, Inc.
Conflict Minerals Report
For The Year Ended December 31, 2014

This is the Conflict Minerals Report (“Report”) of  Blonder Tongue Laboratories, Inc., a Delaware corporation, for the year ended December 31, 2014, which is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”).  The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.  The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain Conflict Minerals (as defined below) which are necessary to the functionality or production of their products. These reporting obligations apply to registrants whatever the geographic origin of the Conflict Minerals and whether or not they fund armed conflict. These “Conflict Minerals” are defined as cassiterite, columbite-tantalite (coltan), gold, wolframite, or their derivatives, which are limited to tin, tantalum and tungsten.

If a registrant, after conducting a good faith reasonable country of origin inquiry, has reason to believe that any of the Conflict Minerals in their supply chain may have originated from certain Covered Countries (as defined below), or if they are unable to determine the country of origin of those Conflict Minerals, then the issuer must exercise due diligence on the Conflict Minerals’ source and chain of custody.  The registrant must then submit a conflict minerals report to the SEC that includes a description of those due diligence measures.  As described in this Report, the Company manufactures, or contracts for manufacture, products for which Conflict Minerals are necessary to the functionality or production of those products.  The “Covered Countries” for purposes of the Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.  Unless the context otherwise requires, references in this Report to the “Company,” “we,” “our” or “us” refer to Blonder Tongue Laboratories, Inc. and its subsidiaries.

Description of the Company and Its Products Covered by this Report

The Company is a technology-development and manufacturing company that delivers television (TV) signal encoding, transcoding, digital transport and broadband product solutions for a broad range of applications.  The markets we serve include cable television systems, multi-dwelling units, the lodging/hospitality market and institutional systems, including hospitals, prisons and schools. We have approximately 145 salaried and hourly employees, and all of our manufacturing operations are conducted at our Old Bridge, New Jersey facility, located at One Jake Brown Road, Old Bridge, NJ.  Our three primary product classes are (i) Digital Video Headend Products; (ii) Analog Video Headend Products; and (iii) Hybrid Fiber-Coax (“HFC”) Distribution Products.  The headend products allow a system operator to acquire, process and manipulate signals to create a TV channel lineup for further transmission, and the HFC distribution products transport signals from the headend to their ultimate destination.

This Report relates to products: (i) for which Conflict Minerals are necessary to the functionality or production of the product; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during calendar year 2014.  With this background, we conducted an analysis of our products to determine which products met these characteristics. We found that certain Conflict Minerals meeting these requirements can be found in all of our products (collectively, “Covered Products”) and, therefore, such Covered Products are subject to the reporting obligations of the Rule.  In particular, all three product classes contain tin and some of these use tantalum and gold.

Our Due Diligence Process

We conducted a good faith reasonable country of origin inquiry regarding the Conflict Minerals, which was designed to determine whether any of the Conflict Minerals used in the Covered Products originated in the Covered Countries and whether any of these Conflict Minerals may be from recycled or scrap sources. We also exercised due diligence on the source and chain of custody of the Conflict Minerals. Our due diligence measures were developed in conjunction with the framework in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Materials from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten.

We depend upon suppliers to deliver component parts to manufacture our products in a timely and satisfactory manner and to remain in full compliance with applicable customer terms and conditions.  We also rely on contract manufacturers to manufacture some of our high volume, labor intensive products, such as our analog products.  While some of our component parts are acquired directly from the manufacturer of the part, others are acquired from distributors.  Accordingly, our supply chain for the Covered Products is complex, and there are many third parties in the supply chain between the ultimate manufacture of the Covered Products and the original sources of Conflict Minerals.  In this regard, we do not purchase Conflict Minerals directly from mines, smelters or refiners.  We must therefore rely on our suppliers (including our distributors and contract manufacturers) to provide information regarding the origin of the Conflict Minerals that are included in the Covered Products.  Moreover, we believe that the smelters and refiners (herein referred to as “smelters”) of the Conflict Minerals are best situated to identify the sources of Conflict Minerals and, therefore, we sought to identify the applicable smelters of Conflict Minerals in the Company’s supply chain.

In connection with utilizing our suppliers for our due diligence on the source of Conflict Minerals for our Covered Products, we formed a team led by our Special Projects Coordinator to create a strategy and structure our internal systems and procedures to implement the Rule.  Part of this process included educating and training our procurement staff that communicates with our supply chain, along with creating an internal reporting mechanism with the assistance of our information technology staff.  We then identified those suppliers that supply Covered Products to us that may contain Conflict Minerals, including the manufacturers who supply to our distributors.  After analyzing our products and identifying those suppliers that supplied Covered Products that contain Conflict Minerals, throughout 2014 we sent communications and surveys to 139 of our suppliers to inform them of the Rule, educate them on its requirements, and to request that they, among other things, complete the Conflict Minerals Reporting Template of the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC/GeSI”).  This template requests information regarding, among other things, any Conflict Minerals included in the products being supplied and the identity of the smelters of any such Conflict Minerals.  To the extent that a supplier failed to respond or provided an incomplete or conflicting response, we followed up with these suppliers in writing and/or by phone to request complete and accurate information.  Of the 139 suppliers who received our survey, we received responses from 82 (59%) of these suppliers that included substantially all of the requested information.

DRC Conflict Undeterminable

Based on the due diligence process described above, we were unable to determine whether or not each of the Covered Products qualify as “DRC conflict free,” as defined under the Rule.  Thus, we have determined that each of the Covered Products is “DRC conflict undeterminable,” as defined in the Rule.

We intend to take the following steps, among others, to improve our due diligence measures and to mitigate the risk that the necessary conflict minerals obtained in our products benefit armed groups in the Covered Countries:

-  We will continue to refine and improve our due diligence program to increase our response rate and improve the content of the supplier survey responses, including enhancing our supplier communication and education efforts, and

-  We will encourage our suppliers to supply items to us that are DRC conflict free, which may include adding a conflict minerals clause in new or renewed supplier contracts.

This Report is not audited as the Rule provides that if a registrant’s products are “DRC conflict undeterminable,” then the conflict minerals report is not subject to an independent private sector audit.